UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934


                           CHROMCRAFT REVINGTON, INC.
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)


                                    171117104
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                Page 1 of 6 Pages

CUSIP No. 171117104                Schedule 13G                          page 2


--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Person (entities only)

         LaSalle Bank National Association (not in its individual or corporate capacity but solely as trustee)
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of A Group
         (See Instructions)
                   (a) [  ]
                   (b) [  ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         Organized under the laws of the United States
--------------------------------------------------------------------------------
Number of                           5       Sole Voting Power
                                            0
Shares                              --------------------------------------------
                                    6       Shared Voting Power
Beneficially                                2,000,000
                                    --------------------------------------------
Owned by                            7       Sole Dispositive Power
                                            0
Each Reporting                      --------------------------------------------
                                    8       Shared Dispositive Power
Person With                                 2,000,000
--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person
         2,000,000
--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)
         33.5%
--------------------------------------------------------------------------------
12       Type of Reporting Person*
         BK, EP
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 171117104                Schedule 13G                          page 2


Item 1.

         (a)      Name of Issuer:

                  Chromcraft Revington, Inc.


         (b)      Address of Issuer's Principal Executive Offices:

                  1100 North Washington Street, Delphi, Indiana  46923

Item 2.

         (a)      Name of Person Filing:

                  LaSalle Bank National Association (not in its individual or corporate capacity but solely as trustee, the "Reporting Person")

         (b)      Address of Principal Business Office or, if none, Residence:

                  135 South LaSalle Street
                  Chicago, Illinois  60603

         (c)      Citizenship:

                  Organized under the laws of the United States

         (d)      Title of Class of Securities:

                  Common Stock, $.01 par value

         (e)      CUSIP No.:

                  171117104

Item 3.  If  this   statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
         240.13d-2(b) or (c), check whether the person filing is a:

         (a)      [ ]      Broker or dealer  registered  under section 15 of the
                           Act (15 U.S.C. 78o).

         (b)      [X]      Bank as  defined  in  section  3(a)(6) of the Act (15
                           U.S.C. 78c).

         (c)      [ ]      Insurance  company as defined in section  3(a)(19) of
                           the Act (15 U.S.C. 78c).

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CUSIP No. 171117104                Schedule 13G                          page 3


         (d)      [ ]      Investment  company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      [ ]      An   investment    adviser   in    accordance    with
                           ss.240.13d-1(b)(1)(ii)(E);

         (f)      [X]      An  employee   benefit  plan  or  endowment  fund  in
                           accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g)      [ ]      A  parent  holding   company  or  control  person  in
                           accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h)      [ ]      A savings  association  as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ]      Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.           Ownership.

         The following information relates to the reporting person's ownership of Common Stock, $.01 par value, of the issuer as of December 31, 2003.


         (a)      Amount Beneficially Owned:

                  2,000,000

         (b)      Percent of Class:

                  33.5%

         (c)      Number of Shares as to Which Such Person Has:

                        (i)         Sole power to vote or to direct the vote:

                                    0

                       (ii)         shared power to vote or to direct the vote:

                                    2,000,000

                      (iii) sole power to dispose or to direct the disposition of:

                                    0

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CUSIP No. 171117104                Schedule 13G                          page 4


                       (iv) shared power to dispose or to direct the disposition of:

                                    2,000,000

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         All of the shares reported as beneficially owned in this Schedule 13G are held by the Reporting Person in its capacity as trustee of the Chromcraft Revington, Inc. Employee Stock Ownership Plan (the "Plan") for the benefit of third parties. Subject to the terms and conditions of Plan, participants in the Plan are entitled to receive dividends on the shares of Common Stock reflected in this Schedule 13G as directed by the issuer. To the knowledge of the Reporting Person, none of the interests of those third parties relates to more than five percent of the securities of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable.


Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.  Notice of Dissolution of Group.

                  Not Applicable.


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CUSIP No. 171117104                Schedule 13G                          page 5

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004


                                       LaSalle Bank National Association,
                                       not in its individual or corporate
                                       capacity but solely as trustee


                                       By: /s/ Kevin B. Kolb
                                          -------------------------------------
                                       Name/Title: Kevin B. Kolb
                                                   Compliance Officer